FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

The purpose of this amendment to the Annual Report on Form 18-K of the Republic of South Africa (the ‘‘Republic’’) for the fiscal year ended March 31, 2007 (the ‘‘Annual Report’’) is to correct certain inaccuracies in financial reporting tables previously filed as Exhibit 99.D to the Annual Report.

(1)	In respect of each issue of securities of the registrant, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

There has been no such failure.

(2)	A statement as of September 30, 2007, giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See ‘‘Tables and Supplementary Information,’’ pages 101-105 of Exhibit 99.D, which are hereby incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See ‘‘Tables and Supplementary Information,’’ pages 101-105 of Exhibit 99.D, which are hereby incorporated by reference herein.

(3)	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of September 30, 2007.

See ‘‘Tables and Supplementary Information,’’ pages 101-105 of Exhibit 99.D, which are hereby incorporated by reference herein.

(4)	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

(2)	Total estimated amount held by nationals of the registrant.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed to the registrant to reacquire such securities.

Not applicable.

(5)	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See ‘‘Tables and Supplementary Information,’’ pages 101-105 of Exhibit 99.D, which are hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

The registrant has no external floating indebtedness.

(6)	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See ‘‘Public Finance — Consolidated Government Expenditure’’ and ‘‘Public Finance — Consolidated Government Revenue,’’ page 85 and pages 89-90 of Exhibit 99.D, which are hereby incorporated by reference herein.

(7)	(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

See ‘‘Monetary and Financial System — Exchange Controls,’’ pages 64-66 of Exhibit 99.D, which are hereby incorporated by reference herein. No foreign exchange control not previously reported was established by the registrant during fiscal year 2006-2007.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

See ‘‘Monetary and Financial System — Exchange Controls,’’ pages 64-66 of Exhibit 99.D, which are hereby incorporated by reference herein.

(8)	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See ‘‘Monetary and Financial System — Gold and Foreign Exchange Contingency Reserve Account,’’ pages 66-67 of Exhibit 99.D, which is hereby incorporated by reference herein.

(9)	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See ‘‘The External Sector of the Economy — Foreign Trade,’’ pages 68-71 of Exhibit 99.D, which is hereby incorporated by reference herein.

(10)	The balances of international payments of the registrant for each year ended since the close of the latest fiscal year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the ‘‘Statistical Handbook of the League of Nations’’. (These statements need be furnished only if the registrant has published balances of international payments.)

See ‘‘The External Sector of the Economy — Balance of Payments,’’ pages 72-76 of Exhibit 99.D, which are hereby incorporated by reference herein.

This amendment to the Annual Report comprises:

(1)	Pages numbered 1 to 5 consecutively.

(2)	The following exhibit:

Exhibit 99.D — Description of the Republic of South Africa dated December 5, 2007.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on the 25th of January 2008.

REPUBLIC OF SOUTH AFRICA

By	/s/ André Pillay André Pillay Attorney-in-fact for Trevor Manuel Minister of Finance National Treasury Republic of South Africa

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EXHIBIT INDEX

Exhibit	Description
24	Power of Attorney, dated December 5, 2007(1).
99.C	Copy of the Republic of South Africa Budget Review 2007(2).
99.D	Description of the Republic of South Africa dated December 5, 2007.

(1)	Incorporated by reference from the Form 18-K filed on December 5, 2007, file number 033-85866.
(2)	Incorporated by reference from the Form 18-K/A filed on March 20, 2007, file number 033-85866.